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SEP 02 2020

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UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 67187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/19** (MM/DD/YY) AND ENDING **06/30/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
1964 Global, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Murray Street, No. 8
(No. and Street)

New York	**NY**	**10007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith E. Butler **(212) 528-0852**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road SE, Ste. 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Keith E. Butler**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

1964 Global, LLC, as

of **June 30** ,**2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

OWNER PRESIDENT

Title

[signature]

Notary Public

CHARLES A. MARTS
Attorney at Law, Bar #34666
Notary Public #133805
Parish of Orleans, State of Louisiana
My Commission is for Life

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

1964 GLOBAL, LLC
Financial Statements
For the Year Ended
June 30, 2020
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
1964 Global, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of 1964 Global, LLC (the "Company") as of June 30, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2008.

August 31, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

1964 Global, LLC
Statement of Financial Condition
June 30, 2020

ASSETS

Cash and cash equivalents	$ 132,786
Securities owned	45,704
Property and equipment, net of accumulated depreciation of $288,733	139,979
Due from related party	11,288
Prepaid expenses	3,665
Other assets	39,600
TOTAL ASSETS	$ 373,022

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 18,260
Due to Member	30,242
Total Liabilities	48,502
Member's Equity	324,520
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 373,022

See notes to financial statements.

1964 Global, LLC
Statement of Operations
Year Ended June 30, 2020

Revenues		
Advisory fees	$	110,000
Gain on securities owned		11,187
Interest income		189
TOTAL REVENUES		121,376
Expenses		
Professional fees		64,308
Communications		5,309
Occupancy and equipment		31,990
Interest expense		2,259
Other expenses		25,649
TOTAL EXPENSES		129,515
NET LOSS	$	(8,139)

See notes to financial statements.

1964 Global, LLC
Statement of Changes in Member's Equity
Year Ended June 30, 2020

Balance at June 30, 2019	$ 246,009
Contributions from Member	93,650
Distribution to Member	(7,000)
Net loss	(8,139)
Balance at June 30, 2020	$ 324,520

See notes to financial statements.

1964 Global, LLC
Statement of Cash Flows
Year Ended June 30, 2020

Cash flows from operating activities:	
Net loss	$ (8,139)
Items which do not affect cash:	
Unrealized gain on securities owned	(11,187)
Depreciation expense	18,212
Contribution of expenses paid by Member	41,239
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in assets and liabilities	
Increase in securities owned	(10,411)
Decrease in due from related party	15,679
Increase in prepaid expenses	(3,315)
Increase in due to Member	23,726
Decrease in accounts payable and accrued expenses	(6,684)
Net cash provided by operating activities	59,120
Cash flows from financing activities:	
Contributions from member	52,411
Distributions to member	(7,000)
Net cash provided by financing activities	45,411
Net increase in cash	104,531
Cash and cash equivalents at beginning of year	28,255
Cash and cash equivalents at end of year	$ 132,786
Supplemental Disclosures of Cash Flow Information:	
Cash paid for interest	$ 2,259

See notes to financial statements.

1964 Global, LLC
NOTES TO FINANCIAL STATEMENTS
June 30, 2020

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: 1964 Global, LLC (the "Company") is a registered broker dealer whose primary business is in the private placement of taxable debt and equity and the consulting advice that normally accompanies those activities. Since 2006, the Company has been approved as a securities broker by the Securities and Exchange Commission ("SEC") in addition to being a member of the Financial Industry Regulatory Authority ("FINRA") and registered with the state of New York. 1964 Global, LLC is supervised by FINRA's New York offices. As a limited liability company, the member's liability is limited to his investment.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank account in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment consists of office furniture, equipment and leasehold improvements which are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is a single-member limited liability company and is not recognized as a reporting entity under the Internal Revenue Code for taxation purposes. Accordingly, the Company does not file a separate income tax return. The effects of the Company's operations are passed through to the member for taxation purposes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued):

The Company provides placement and advisory service related to capital raising activities. Revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

The Company additionally provides advisory services in assisting customers with improving bond ratings with various agencies. Revenue pertaining to these services is recognized when the Company satisfies its performance obligation by transferring the promised service to its customers. The Company's performance obligation is satisfied at a point in time when the Company has determined that the customer obtains control over the promised service.

Use of Estimates: The Company maintains its accounting records on an accrual basis and follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Owned: Securities owned consist of investments in publicly traded common stock that are valued at market value. The resulting difference between cost and market (or fair value) is included in the statement of operations. Proprietary securities transactions are reported on the trade date.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2020, the Company had net capital of $122,305, which was $117,305 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .40 to 1.0.

NOTE C- FAIR VALUE MEASUREMENTS

The Company's investments in common stocks are carried at fair value based on quoted market sources.

FASB ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2020.

	Fair Value Measurements June 30, 2020	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Common stocks	$ 45,704	$ 45,704	-	-

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Leasehold improvements	$ 359,864
Office equipment	38,787
Furniture and fixtures	30,061
	428,712
Less accumulated depreciation	(288,733)
Net property and equipment	$ 139,979

NOTE E - RELATED PARTY TRANSACTIONS

The Company utilizes office space located in New York that is owned by its sole member pursuant to a month-to-month arrangement. During the year ended June 30, 2020, the Company paid approximately $9,528 to or on behalf of the sole member for use of this space. The leasehold improvements included in property and equipment are in the member-owned office space that is occupied by the Company.

In addition, the Company utilizes office space located in Louisiana occupied by its sole member pursuant to an informal arrangement. During the year ended June 30, 2020, the Company was allocated approximately $4,750 for the use of this space. This amount is included within Due to Member at June 30, 2020.

Separately, at times, the sole member pays operating expenses for the benefit of the Company for which reimbursement is subsequently requested. The Due to Member in the accompanying statement of financial condition includes $25,492 of such expenses.

The due from related party at June 30, 2020 represents advances to an entity owned by the Company's member. The advances are non-interest bearing and due on demand.

Financial position and results of operations may have differed from the amounts in the accompanying financial statements if the aforementioned related party transactions did not exist.

NOTE F - OTHER ASSETS

Other assets consist of various pieces of collectible art that are recorded at cost. No depreciation has been recorded due to the lack of determinable economic life. The cost of this art at June 30, 2020 was $39,600.

NOTE G – CONCENTRATIONS

During fiscal year 2020, the Company had one customer that accounted for all of advisory fee revenue.

NOTE H – CONTINGENCIES

The Company is subject to arbitration and litigation in the normal course of business. The Company and its member are subject to a complaint from a former customer seeking to bar the Company from pursuing collection action related to fees the Company alleges that it earned in prior years. The member believes that the cost to settle this matter will not have a significant adverse effect on the Company's financial position.

NOTE H – CONTINGENCIES (CONTINUED)

As a registered broker-dealer, the Company is required to maintain a fidelity bond policy with minimum coverage amounts. Fidelity bond coverage had lapsed on August 25, 2019, but was reinstated effective August 26, 2020. The Company believes there was no activity during the period when it had no fidelity bond coverage that would cause a loss to the Company.

NOTE I – LEASES

As mentioned in Note E, the Company leases office space located in New York on a month-to-month basis from its sole member in addition to utilizing office space located in Louisiana occupied by its sole member pursuant to an informal agreement. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liability for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short term lease on a straight-line basis over the lease term.

SUPPLEMENTAL INFORMATION

Schedule I

1964 Global, LLC
Supplemental Information
Pursuant to Rule 17a-5
June 30, 2020

Computation of Net Capital

Total member's equity qualified for net capital	$ 324,520
Non-allowable assets:	
Office furniture and equipment	139,979
Other assets and prepaid expenses	43,265
Due from related party	11,288
Total non-allowable assets	194,532
Net capital before haircuts	129,988
Less haircuts on securities positions	$ (7,683)
Net capital	$ 122,305
Aggregate indebtedness	$ 48,502
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Excess Net Capital	$ 117,305
Ratio of aggregate indebtedness to net capital	.40 to 1

Reconciliation of Computation of Net Capital

There is no significant difference between net capital above and net capital as reported on Part IIA of Form X-17a-5, as amended, as of June 30, 2020.

1964 GLOBAL, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF JUNE 30, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF JUNE 30, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
1964 Global, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) 1964 Global, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which 1964 Global, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) 1964 Global, LLC stated that 1964 Global, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. 1964 Global, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 1964 Global, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

August 31, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

1964 Global, LLC
71 Murray St. 8th Floor New York, NY 10007
NASD Member Firm

Keith E. Butler
President

212.528.0859
kb@1964.global

Broker Dealer Annual Exemptions Report

1964 Global, LLC claims exemptions from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

1964 Global, LLC met the aforementioned exemption provisions throughout the most recent year ended June 30, 2020 without exception.

Sincerely,

DocuSigned by:
Keith Butler
9AC3FAA0A5444F7...
Keith Butler
August 27, 2020